

Mail Stop 3628

January 30, 2008

Via Facsimile (616.336.7000) and U.S. Mail

Harvey Koning, Esq.
Varnum, Riddering, Schmidt & Howlett, LLP
333 Bridge Street, NW, Suite 1700
Grand Rapids, MI 49504

   Re: **Clarkston Financial Corporation**
      Schedule 13E-3 filed January 11, 2008
      005-80536

      Preliminary Proxy Statement on Schedule 14A
      Filed January 11, 2008
      333-63685

Dear Mr. Koning:

   We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Note that all defined terms used in this letter have the same meaning as in the Preliminary Proxy Statement.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PREM14A

Special Factors
Fairness of the Recapitalization, page 14

1.   You state in the bulleted paragraph entitled "*Shareholders Being Cashed Out*," that the Board determined the Recapitalization is fair to the unaffiliated

shareholders being cashed out because the "benefits to the Company and the remaining shareholders" outweighed the fact that shareholders receiving cash would have no control over the timing or price of the sale of their shares. Please revise to describe in greater detail why the Board believes the Recapitalization is particularly fair to the unaffiliated shareholders who will be cashed out. Your revised disclosure should discuss why the Board believes the transaction is fair to such shareholders despite the fact that the thin trading market for the Company's stock will make it difficult for these shareholders to buy shares in order to remain shareholders.

2.   We refer you to your disclosure in the bulleted paragraph on page 14 entitled "*Ability of Shareholders to Receive Cash or Remain as Shareholders*." Please provide the basis for the Board's belief that "it is often the case that several members of a single family or related families" each own a small number of shares of the Company's stock. Please revise your disclosure to emphasize, if true, that shareholders may have difficulty selling or buying Company shares, as the stock is thinly traded.

3.   Please describe in greater detail the "economic conditions in which the Company is currently operating" referenced in the bulleted paragraph on page 16 entitled "*CURRENT AND HISTORICAL MARKET PRICES*."

4.   Please revise your disclosure on page 17 to explain in greater detail why the Board believes the Cash Out Price is substantively fair, despite the fact that the book value per share exceeds the offered consideration. Although we note your statement that net book value is based on the historical costs of a company's assets, we also note your disclosure in the bulleted paragraph entitled "*LIQUIDATION* VALUE" that most of the Company's assets are financial assets. Additionally, supplementally provide us with a copy of the data provided by management indicating that shares of other financial institutions in Michigan are trading below book value. The supplemental data should be accompanied by an analysis as to why the Board believes these other financial institutions are comparable to the Company.

5.   We refer you to your disclosure in the bulleted paragraph on page 17 entitled "*GOING CONCERN VALUE*." Please describe in greater detail why the Board concluded that not much weight should be given to going concern value, as the current description is confusing. Additionally, the disclosure appears to suggest that, not only did the Board calculate a going concern value (such value should be quantified in the revised disclosure), but also that the Cash Out Price is less than the calculated per share going concern value. Please advise.

6.   We refer you to your disclosure in the bulleted paragraph on page 19 entitled "*No Independent Valuation or Opinion*." We note your disclosure that a factor in the

Board's determination that the expense of obtaining an independent valuation was not warranted was the fact that cashed-out shareholders could remain shareholders by purchasing additional shares. Please reconcile this statement with your disclosure in the first paragraph on page 19 that the Board did not place undue emphasis on a shareholder's ability to purchase/ sell shares because of the limited trading market of the Company's shares.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3636. You may also contact me

Harvey Koning, Esq.
Varnum, Riddering, Schmidt & Howlett, LLP
January 30, 2008
Page 4

via facsimile at (202) 772-9203. Please send all correspondence to us at the following
ZIP code: 20549-3628.

      Sincerely,

      Adé K. Heyliger
      Special Counsel
      Office of Mergers & Acquisitions